Exhibit 99.1

COMMENTS CONCERNING FORWARD LOOKING STATEMENTS

From time to time, we may make “forward-looking” statements and comments in our public filings (including this report on Form 10-K), press releases and in other forums, such as other publications and analysts conference calls. These “forward looking” statements and comments (which may be oral or written), generally identified with words such as “believe,” “expect,” “anticipate” and similar expressions, are based on our current plans and objectives for future operations, including strategies and initiatives to pursue opportunities and implement measures that we believe will (1) improve the viability of our capital structure; (2) reduce the demand on our surplus capital; and (3) provide the best operating platform to achieve our long-term financial goals. These statements and comments may also relate to issues involving third parties, such as the status of pending reinsurance arbitrations which underlie our anticipated future economic performance. These comments are inherently “forward-looking” in nature and are subject to a number of risks and uncertainties, including those discussed below. You should recognize that our actual results of operations could differ materially if our beliefs inherent in these statements and comments prove to be inaccurate.

When we make forward-looking statements, they are based upon information available to us on the date such statement is made, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, investors should not assume that Vesta agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Furthermore, Vesta has a policy against issuing or confirming financial forecasts or projections issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not Vesta’s responsibility.

The following discussion identifies the material facts and circumstances that we believe present a potential risk to Vesta’s ability to achieve its anticipated performance described or implied in any forward-looking statements, together with a brief statement of the general nature in which our performance is most likely to be adversely affected (if at all) as a result of those facts and circumstances. Obviously, the determination and presentation of a “risk factor” in this manner is an inherently uncertain process, as we cannot predict with certainty which facts and circumstances will ultimately result in adverse business consequences, or the extent of such consequences (if any). Moreover, new “risk factors” emerge from time to time, and it is not possible for us to predict all such risk factors. Accordingly, the discussion which follows should not be read as an exhaustive presentation of all potentialities which may cause Vesta’s actual results of operations to differ materially from those described or implied in any forward-looking statements, or which may otherwise erode the value of an investment in Vesta.

We Face a Risk of Non-Collection of Reinsurance Recoverables Involving Substantial Amounts

Although we reinsure a significant portion of potential losses on the policies that we issue, we initially must pay all claims and then seek to recover the reinsured losses from our reinsurers. Although we report as assets the amount of claims paid that we expect to recover from reinsurers, we can never be certain that we will be able to ultimately collect those amounts. The reinsurer may be unable to pay the amounts recoverable, may dispute our calculation of the amounts recoverable, or may dispute the terms of the reinsurance treaty.

We are in disputes with several reinsurers concerning the amounts that we believe to be recoverable under various reinsurance treaties. These reinsurers have sought to rescind these treaties and therefore avoid their obligations under these treaties or, in the alternative, to dispute the terms of the contracts. The total amount disputed among the parties under these various treaties is substantial, and we are currently involved in arbitration proceedings in connection with each of the treaties. These arbitrations are in the early stages and there is no assurance as to their outcome or whether these amounts will ultimately be collected, in whole or in part.. If the amounts recoverable under the relevant treaties are ultimately determined to be materially less than the amounts that we have reported as recoverable, we may incur a significant and material loss that could have a material and adverse impact on our financial condition and results of operations.

Our Business Is Subject To Ratings That Are Beyond Our Control

Our ability to retain our existing business or to attract new business in our insurance operations depends largely on our rating by A.M. Best Company. Under the A.M. Best rating system, a “B+” is the minimum rating necessary maintain classification as “secure”. Many financial institutions require insurance with companies rated at least B or B+ in connection with mortgage loans, and many independent insurance agents limit their field of carriers with which they will do business to B or B+ rated carriers. Because we have grown our presence in the homeowners markets significantly since 2001, these financial strength ratings have become increasingly important to us.

We recently received notification from A.M. Best Company that it had decided to adjust the financial strength ratings of our property and casualty insurance subsidiaries from B+ (Very Good) to B (Fair). Management is unable to quantify the impact that this adjustment will have on our business; however, this adjustment could lead to significant deterioration in selected portions of our standard property and casualty premium volume and adversely impact the financial results of this segment. In an effort to strengthen our statutory capital position, we have undertaken an evaluation of a possible sale or divestiture of a portion of our property and casualty business. There can be no assurances that such sales or divestitures will occur.

We Are Vulnerable to Catastrophic Property Loss

The greatest risk of loss we face in the ordinary course of our personal lines business is property damage resulting from catastrophic events, particularly hurricanes and tropical storms affecting Hawaii, Florida, Texas and the northeastern United States. Because catastrophic loss events are by their nature unpredictable, historical results of operations may not be indicative of future results of operations. The occurrence of one or more major catastrophes in any given period could have a material and adverse impact on our results of operations and could result in substantial outflows of cash as losses are paid.

Our Subsidiaries May Be Unable to Pay Dividends

Vesta’s principal source of liquidity and capital resources to meet its holding company obligations is dividends paid by our subsidiaries. Many of our subsidiaries are insurance companies that are individually supervised by various state insurance regulators, and other unregulated companies that we own, such as Instant Insurance Holdings, Inc., are owned indirectly through a regulated insurance company. Given our organizational structure, we rely on two subsidiaries to pay dividends to our holding company or otherwise fund our holding company obligations – Vesta Fire Insurance Corporation, an Illinois domiciled insurer, and J. Gordon Gaines, Inc., a Delaware business corporation.

Transactions between Vesta and its insurance subsidiaries, including the payment of dividends, are subject to certain limitations under the insurance laws of those subsidiaries’ domiciliary states. The insurance laws of the state of Illinois, where Vesta Fire is domiciled, permit the payment of dividends out of earned surplus in any year which, together with other dividends or distributions made within the preceding 12 months, do not exceed the greater of 10% of statutory surplus as of the end of the preceding year or the net income for the preceding year, with larger dividends payable only after receipt of prior regulatory approval.

The Illinois Insurance Department has indicated that these dividend limitations prohibit the payment of dividends if the insurer has negative or zero “unassigned funds” at the end of the prior year, as reported on its statutorily required annual statement. Our lead insurance subsidiary, Vesta Fire, reported negative “unassigned funds” on its annual statement for 2002, and is expected to continue to report negative unassigned funds for the foreseeable future. Accordingly, we may not be able to declare and pay a dividend from our lead insurance company subsidiary for the foreseeable future without prior approval. There can be no assurance that Vesta Fire will be able to obtain the requisite regulatory approval for the payment of dividends.

J. Gordon Gaines, Inc. provides administrative services to all of our property – casualty insurance subsidiaries in exchange for fees pursuant to an administrative services agreement and, with respect to out Texas Select Lloyds Insurance Company, an attorney-in-fact agreement. These management agreements are subject to certain regulatory standards which generally require its terms and fees to be fair and reasonable. The Illinois or Texas Departments of Insurance may review these agreements from time to time to insure the reasonableness of their terms and fees, and it is possible that such terms and fees could be modified to reduce the amounts available to our holding company.

If Loss Reserves Prove to be Inadequate, Then We Would Incur a Charge to Earnings

We maintain reserves to cover our estimated ultimate liability for losses and related expenses with respect to reported and unreported claims incurred. To the extent that reserves prove to be inadequate in the future, we would have to increase our reserves and incur a charge to earnings in the period such reserves are increased, which could have a material adverse effect on our financial condition and results of operations. The establishment of appropriate reserves is an inherently uncertain process, and we cannot be sure that ultimate losses and related expenses will not materially exceed our reserves. Reserves are estimates involving actuarial and statistical projections at a given time of what we expect to be the cost of the ultimate settlement and administration of claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation.

The Personal Lines Insurance Business is Highly Competitive, and We May Not Be Able to Compete Effectively Against Larger, Better Capitalized Companies

We compete with dozens of property and casualty insurance companies, many of which are better capitalized than us and have higher A.M. Best ratings than us. We believe that the superior capitalization of many of our competitors enables them to withstand lower profit margins and, therefore, to offer lower rates. We believe that the superior capitalization of many of our competitors enables them to market their products more aggressively and to take advantage more quickly of new marketing opportunities, such as the internet. We also believe that our competition may become increasingly better capitalized in the future as the traditional barriers between insurance companies and banks and other financial institutions erode and as the property and casualty industry continues to consolidate. We believe that our ability to compete against our larger, better capitalized competitors depends on our ability to deliver superior service and our strong relationships with our independent agency force.

We Depend On Independent Agents Who May Discontinue Sales of Our Policies at Any Time

Our relationship with our independent agents is perhaps the most important component of our current competitive profile. If these independent agents find it easier to do business with our competitors, it would be difficult to renew our existing business or attract new business in our Personal Lines segment. Because we do business with approximately 1,500 agencies, we cannot rely on the independent agents’ loyalty to us. Although we believe we enjoy good relationships with our independent agents and are striving to make doing business with us as easy as possible, we cannot be sure that these agents will continue to sell our insurance to the individuals they represent.

We May Be Unable To Reinsure Our Insurance Risks On Favorable Terms

We have historically purchased various types of reinsurance to minimize our net exposure to losses, and the amount and nature of the reinsurance we elect to purchase depends upon its pricing and availability. Since mid 2000, we have increased our exposure in the standard lines segment in catastrophe prone areas such as Florida and Texas through the acquisition of Florida Select, and we have entered the non standard automobile market with the development of our non standard underwriting segment, complemented by our non standard auto agency operation. While we have been increasing our exposure to losses in these markets, the pricing of reinsurance has increased. While we expect to continue to purchase reinsurance consistent with historical practices, it may cost us more to do so, thereby adversely affecting our underwriting profits. If we are unable to purchase reinsurance on terms that we consider reasonable, then we may elect to retain more underwriting risk than we have in the past.

If Our Non Standard Auto Agency Operation Produces Insurance Business That Results In High Losses To The Insurers And Reinsurers That Bear The Underwriting Risk, Then Our Commission Income Will Suffer And We May Ultimately Lose Agency Contracts.

Although the minimum commissions and policy fees that we earn under a typical agency contract will be relatively stable, we expect to earn a substantial amount in this segment from “profit sharing” commissions in excess of the contractual minimums. If we are unable to produce non standard auto policies that result in a level of losses in relation to written premium (i.e., loss ratios) below the levels stated in our agency contracts with insurers and reinsurers that bear the underwriting risk on these policies, then (i) we will not collect the “profit sharing” commissions that we expect to collect, which will materially and adversely affect our income in this segment, and (ii) the continuation of our agency relationship with the affected insurers and reinsurers may ultimately be jeopardized.